UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-193298

HILLTOP ENERGY, LLC

(Exact name of registrant as specified in its charter)

9870 Plano Road

Dallas, TX 75238

(972) 270-0045

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.05 par value

Common Stock, $0.05 par value, issuable upon exercise of Class A Warrants

Common Stock, $0.05 par value, issuable upon exercise of Class B Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	July 1, 2016

HILLTOP ENERGY, LLC

		By:	/s/ Claude Pupkin
			Name:	Claude Pupkin
			Title:	Manager

* On December 11, 2015, Cubic Energy, Inc. (the “Company”) and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court of the District of Delaware (the “Court”).  On February 17, 2016, the Court entered an order confirming the Company’s Third Amended Prepackaged Plan of Reorganization of Cubic Energy, Inc., et al., Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”), filed on February 15, 2016, under which, on March 1, 2016, the Effective Date of the Plan, all shares of common stock and other securities of the Company set forth on the cover of this Form were cancelled and extinguished, and the Company was converted into a Delaware limited liability company with membership interests issued in accordance with the Plan. In addition to the conversion of the Company from a Texas corporation into to a Delaware limited liability company, the Company’s name was changed from Cubic Energy, Inc. to Hilltop Energy, LLC.